July 14, 1997

BY OVERNIGHT MAIL AND FAX

Mr. James C. Mastandrea
Chairman/President/CEO
First Union Real Estate
55 Public Square, Suite 1900
Cleveland, OH 44113

To:	The Trustees of First Union Real Estate Equity and Mortgage Investments
       	The Directors of First Union Management, Inc.

As you may know from our recent 13D filing, we have a substantial investment in First Union Real Estate Equity and Mortgage Investments ("FUR" or "the Company"). We are writing to you because we believe the Company has significant unrealized equity appreciation potential which is unlikely to be realized under the Company's current leadership.

In light of the Company's recent dramatic change in strategic direction, we believe that it is appropriate for the Board to determine whether the Company's newly proposed strategic plan is the best plan to maximize share-holder value after considering all alternatives. We believe it is similarly appropriate for the Board to assess whether existing management possesses the skills required to implement the Company's intended strategic plan.

We have outlined the four primary reasons for our concerns below.In addition, we describe the value-maximization strategies chosen by the other paired-share* REITs because we believe they provide a good background for the Board's consideration. We conclude by discussing current management's responses to value-maximizing suggestions we have made and, in light of management's response, our proposed future course of action for the Company.


I. Management Appears to have been Unaware of the Company's Corporate Structure

FUR's strategic direction has changed dramatically in recent months due to the discovery by the Company's shareholders of FUR's unusual and potentially valuable stapled-stock corporate structure. As recently as the Company's convertible preferred stock offering on October 23, 1996, the Company's "five -year strategic plan" consisted of "renovating the properties, repositioning the asset portfolios through targeted acquisitions and dispositions, and improving the operations of the Company (Preferred prospectus, page S-3)."

On the road show for the convertible offering in October, management stated that the Company was targeting acquisitions of shopping malls and apartments and intended to dispose of the Company's office portfolio. Management made no mention of the Company's stapled-stock structure on the road show nor did it announce any plans to make acquisitions of parking lots or operating companies. As part of its stated acquisition strategy, the Company, after completion of the offering, purchased a 146-unit apartment complex on December 11, 1996.

Unlike the strategic plan disclosed in the Company's convertible prospectus offering circular, the Company's strategic plan announced on May 27, 1997 at its road show in New York was materially different. Mr. James C. Mastandrea, the Company's chairman, chief executive officer, and president, publicly indicated that maximizing the value of the Company's paired-share structure was part of FUR's five-year strategic plan that he claimed to have formulated more than one and one-half years ago (i.e., in late 1995.) When Mr. Mastandrea was questioned by shareholders as to why the Company did not promote its unusual and preferential corporate structure during the preferred offering, he replied, "We did not want new shareholders to buy the stock for the wrong reason." Despite this concern, it is noteworthy that beginning December 4, 1996 the Company changed its tag line on all of its press releases from:

First Union Real Estate Investments (NYSE: FUR) is an equity real estate investment trust (REIT) specializing in repositioning real estate to extract intrinsic value (October 24, 1996 company press release).

to:

First Union Real Estate Investments (NYSE: FUR) is the only equity real estate investment trust (REIT) with a "stapled stock" management company, First Union Management, Inc. First Union together with its management company special-izes in repositioning a variety of real estate property types to extract intrinsic value (December 4, 1996 company press release).

If, indeed, the Company's strategic plan previously had been to maximize the value of the Company's stapled-stock structure, then investors in the Company's preferred offering were not properly informed of the purpose for which the Company raised equity. The Company's use of a material amount of its available capital to purchase the $312 million Marathon mall portfolio on October 1, 1996, when that acquisition did not in any way allow the Company to benefit from its stapled-stock structure, is a further indication that use of the structure was not part of the Company's strategic plan.

After the Company's stapled-stock structure was noted by investors who care-fully reviewed the fine print in the "Federal Income Tax Considerations" section at the back of the prospectus for the preferred offering, management apparently revised its publicly disclosed strategic plan**.

According to the Company's May 28, 1997 prospectus, "The Company's primary business focus will be to acquire parking structures and surface lots throughout North America and to sell non-core assets (page S-3)." The Company's first step in its new strategic plan was to acquire a controlling interest in Imperial Parking Limited.

It is troubling that management was apparently unaware of the Company's value -enhancing corporate structure and disconcerting that management has been unwilling to acknowledge its prior ignorance of the structure. In fact, disingenuous statements by management have caused us to question management's motives.


II.  Overpayment for Imperial Parking Acquisition

Based on management's recent actions as well as its background and experience, we do not believe that management possesses the requisite skills to successfully implement the Company's strategic plan. This lack of experience is demonstrated in part by management's pursuit and acquisition of Imperial Parking.

We believe that the price paid by FUR for Imperial Parking was well in excess of the fair market value of the company. We arrive at this conclusion by comparing (1) Imperial's acquisition multiple with that paid for Allright Parking, a superior parking company which has real property parking assets in addition to a third-party management business, (2) by considering the after-tax yield FUR will earn on the price paid for the business, and (3) by comparing the price paid by FUR with the price paid by Onex, the seller, to take
Imperial private less than one year before.

FUR paid approximately 17 times 1996 fiscal year EBITDA for Imperial Parking Ltd. in April of 1997. A group comprised of Apollo Real Estate and AEW
Realty Advisors paid less than 10 times 1996 fiscal year EBITDA for Allright Parking in October of 1996. While the acquisition multiple paid by FUR looks high by comparison, it is even more extreme when one compares the two companies.

Imperial and Allright are comparable in some respects. Both are dominant parking management companies in their respective markets. Allright, however, has several materially superior qualities to Imperial. Among other factors, Allright generates more than five times the EBITDA that Imperial generates and 55% of Allright's EBITDA is from parking lots it owns. Most significantly for FUR, Allright can be acquired by the REIT entity of a stapled-stock REIT, allowing a significant component of the company's earnings to be shielded from corporate level taxation. Because Imperial Parking does not own the properties it manages, it cannot be acquired by the REIT entity of a stapled-stock company, and therefore does not offer FUR the benefits associated with being a stapled-stock REIT. In addition, because Imperial does not own the parking lots it manages and has typically short-term management contracts, there is significantly greater uncertainty associated with the stability of its future revenue streams. In light of Imperial's absence of real estate assets, smaller size, and less stable revenue stream, we believe that FUR should have been able to acquire Imperial at a significantly lower multiple of cash flow than that paid for Allright.

Despite management statements about the Imperial acquisition being only slightly initially dilutive, we believe the acquisition will be materially dilutive to FUR. We estimate that the Imperial acquisition will generate an initial unleveraged, after-tax yield of less than 4% on FUR's C$105 million investment. Management and analysts have described the acquisition impact on the Company on a pre-tax funds from operation (FFO) basis, but because FUR will be taxed on Imperial's earnings, only an after-tax analysis is appropriate.

We believe that management was forced to pay a tremendous premium for Imperial Parking because the business, which had only recently been acquired by the then current owner, was not officially for sale. Onex Corp. had acquired Imperial Parking for a price of approximately Canadian $60.5 million in a going-private transaction completed in June of 1996. In April of 1997, FUR paid Canadian $105 million, a more than 65% premium to the takeover premium price paid by Onex less than one year before.

Because the price paid for acquisitions, particularly in an acquisition-intensive company, is a critical determinant of the returns earned for share-holders, we are extremely concerned about the execution of future acquisitions by the existing management team.


III. Management has Diluted Shareholders with Poorly Executed Equity Offerings

Management's ability to raise equity successfully is a critical requirement for shareholder value maximization. The timing, amount, structure and prices of equity offerings will significantly affect shareholder risk and return in the future.

In October 1996, FUR raised equity for the first time in nearly twenty years. Management's execution of its preferred-stock offering and two follow-on common stock offerings indicate that management lacks sufficient experience to execute an optimal capital-raising program.

In a recent press release, the Company promotes as an accomplishment that it has raised equity three times since October of 1996. The press release does not make reference to the pricing, structure, and timing of the offerings. We believe that all three offerings were ill-timed and poorly executed - the first offering because of management ignorance of the Company's stapled-stock structure, the second and third offerings because of management's efforts to dilute the ownership stake of certain substantial shareholders of the Company.

The first $57.5 million equity offering was for preferred equity convertible into common stock at $7.5625, a price which was, and remains, significantly below the Company's real estate net asset value per share, not including any value for the Company's stapled-stock structure. Raising $57.5 million of convertible preferred stock at a substantial discount to net asset value is a desperate act of a distressed REIT. Management, however, did not seem to be aware that the pricing of the offering was not favorable, nor did it give any indication that the proceeds of the offering were to be used to acquire operating businesses:

This is the first time First Union has been to the equity market since 1977. The successful completion of this offering, reflected by the favorable pricing and strong demand, is evidence that the market supports our strategic plan to reposition assets to maximize total return to shareholders
(James C. Mastandrea, October 24, 1996 Company Press Release).

Had the Company been aware of the implications of its stapled-stock structure and actively promoted the structure's value, we believe the offering could have been accomplished at a significantly higher price.

Four months later on January 28, 1997, the Company sold $47.4 million of common equity at $12.125 using an offering memorandum which directly promoted the Company's stapled-stock structure: "First Union also intends to utilize its stapled stock structure to maximize the total return to First Union shareholders... (p. S-7)." The offering was accomplished without a road show or any public announcement (until after the offering was completed), and without the knowledge of most of the major shareholders of the REIT. Despite the fact that the stock was well bid for in the public market at $13.125 on the date of the completion of the offering, management sold stock to previously uninvolved investors at $12.125 per share, a $1.00 discount before including the $0.303 underwriting discount.

The Company's third equity offering in eight months was achieved at a price significantly below the stock's trading price for several weeks prior to the offering. This common stock offering was completed at $12.50 when stock had been trading at $14.00+ per share until word of the impending offering spread on Wall Street.

One might reasonably ask why the Company, despite hiring well-regarded investment bankers, executed these offerings so poorly. Based on the secretive nature of the second offering and the inopportune timing of the third offering, we believe the primary reason for the structure and timing of these offerings was to dilute the voting stake of certain major shareholders of the Company regardless of the most effective means, timing, and price for raising equity. Had management been interested in raising equity at the highest possible price, we believe the Company would have solicited the participation of the Company's largest shareholders.

Management's demonstrated inability to execute an optimal equity capital raising program and its indifference to the dilution of existing shareholders raise significant concerns about management's ability to implement its strategic plan to maximize the value of the Company's stapled-stock structure.


IV. Management Lacks the Requisite Background and Experience

Even if one were to ignore management's poorly executed equity offerings and the Company's overpayment for Imperial Parking, we believe that an exam-ination of management's background and experience casts significant doubt on its ability to manage an acquisition-intensive operating business.

In order to maximize the value of the Company's structure, management has acknowledged that the Company must invest substantial capital in numerous acquisitions of real-estate-intensive operating businesses at attractive prices while simultaneously seamlessly combining these organizations into the Company's existing base of operations. Management has affirmed these requirements by announcing an intention to complete $700-800 million of parking acquisitions over the next three years. The skills required for the Company's recently revised plan to conduct an acquisition-intensive invest-ment program are materially different from those required under its prior plan to renovate and reposition an existing portfolio of shopping center and office assets.

Current management's background and experience is primarily that of real estate asset management with very limited real estate acquisition experience. Because of the Company's overleveraged balance sheet and underperforming assets over the past several years, the Company did not have an opportunity to complete a significant number of acquisitions and attract an experienced acquisition team.

The oversight and guidance for existing management is provided by Mr. Mastandrea. Mr. Mastandrea was hired by the Company to replace the retiring chairman and to assist the Company in turning around its troubled real estate portfolio. Renovating, leasing, and repositioning shopping centers require different skills from those required to implement the Company's current strategic plan. Operating company acquisition and management experience do not appear to be present in Mr. Mastandrea's resume. A review of Mr. Mastandrea's background indicates that prior to joining FUR, he was primarily a single family home builder and real estate consultant.

The existing senior management of the Company, prior to the purchase of Imperial Parking, had never made an acquisition of an operating business. We believe the acquisition of Imperial Parking, particularly the price paid, demonstrates management's inexperience in acquiring operating companies.

Management has actively promoted the rise in the Company's share price since October of 1996 as evidence that Wall Street approves of management and the Company's strategic plan. In contrast to management's statements, we believe that Wall Street's acceptance of these offerings and the stock's substantial appreciation have been largely driven by investors' discovery of the Company's stapled-stock structure and their belief that the board of directors will pursue a value-maximization strategy similar to the other paired-share REITs. Speculation concerning investor interest in the Company, fueled by Apollo Real Estates 13D filings, have also likely contributed to the stock's appreciation.

We do not fault management for lacking the required experience to implement the current plan because senior management was hired to execute the Company's prior strategic plan. We do, however, fault existing members of management for attempting to implement a strategic plan for which they lack the requisite experience. In light of our concerns, we believe the Board should consider the value-maximizing strategies of the other paired-share REITs outlined below.

Value-Maximization Strategies the Board Should Consider

We believe that an analysis of the shareholder value-maximization techniques of the other three paired-share REITs will be useful in assisting the Board in identifying the best shareholder value-maximization approach for the Company:

Hotel Investors Trust/Hotel Investors Corp. was an over-leveraged, nearly defunct paired-share REIT when Starwood Capital Group agreed to contribute its hotel assets to the REIT in December 1994 in exchange for paired-share units in the company's recently formed UPREIT. The companies were renamed Starwood Lodging Trust.

Since Starwood Lodging Trust's recapitalization, Barry Sternlicht, Chairman of Starwood, and a newly-identified, extremely experienced management with substantial hotel operating and acquisition experience have acquired numerous full service hotel assets at attractive prices. Starwood Lodging Trust has raised equity capital in a series of carefully-timed offerings at prices which have been minimally dilutive to shareholders. The share price of Starwood Lodging Trust has appreciated from approximately $10.00 per share in late
1994 to over $44.00 per share today. The success of Starwood has attracted significant interest in the three other remaining grandfathered paired-share REITs.

California Jockey Club/Bay Meadows Operating Company is a paired-share REIT whose business was primarily owning and operating the Bay Meadows Race Track.
In August of 1996, Hudson Bay Partners, L.P., an entity affiliated with
Crescent Real Estate Equities and Richard Rainwater, made a recapitalization proposal to Cal Jockey whereby Hudson Bay would invest $300 million to purchase new equity in the Companies. Other interest in the REIT encouraged its board to hire an investment banker to solicit other proposals from interested parties. In October of 1996, Cal Jockey selected Patriot American Hospitality as the winning bidder with its $33.00 cash or stock offer. From the time the Hudson Bay offer was made public, the stock has appreciated from approximately $17.00 per share to in excess of $44.00 today. Gotham Partners, L.P. and Gotham Partners II, L.P. had a combined 6.3% stake in California Jockey Club prior to the Patriot offer.

Santa Anita Realty/Santa Anita Operating Company (the "Santa Anita Companies" or "SAR") is a paired-share REIT whose business was primarily owning and operating the Santa Anita Race Track in Arcadia, California as well as a small portfolio of shopping centers, office buildings, and apartments. In August of 1996, the Santa Anita Companies agreed to sell $138 million of
stock to Colony Capital, a well-regarded real estate opportunity fund.   At the
time of the Colony offer, SAR's stock was trading at approximately $13.50 per share. The Colony proposal precipitated significant interest from other investors. Ultimately, Morgan Stanley held an auction which was won by Meditrust, a health care REIT, which offered stock consideration valued at $31.00 per share. Gotham Partners, L.P. was part of a losing bid to acquire control of Santa Anita.

In summary, by examining the value-maximization strategies of the boards of directors of the other three paired-share REITs, we conclude that shareholder value maximization is best accomplished by attracting new investors with the skills and access to deal flow required to maximize the value of a paired-share REIT's structure and the willingness to invest substantial equity capital in the Company as a demonstration of their commitment to value-maximization.


Management's Response to Shareholder Value-Maximization Proposals

In conversations with management in which we have suggested potential partners to assist the Company in achieving shareholder value maximization, Mr. Mastandrea has indicated to us that, regardless of the potential for shareholder value maximization, he is unwilling to consider any proposal to the Company which does not allow him to remain in control of FUR.

We have suggested to Mr. Mastandrea that he consider adding some of the Company's significant shareholders to the Board, which would likely give the substantial owners of the Company greater comfort in FUR's ability to implement its strategic plan. Mr. Mastandrea has responded by indicating that he is unwilling to consider the addition of any of FUR's major share-holders to the Board.

We have suggested that the Company could acquire significant management talent and attractive assets by using its stock (or operating partnership units in a newly-formed UPREIT) as a currency for the acquisition of a real-estate-
intensive operating business.   Mr. Mastandrea has responded that he is
unwilling to consider any transaction which would give an outside investor a substantial interest in the Company even if the acquisition were structured to preserve the Company's important tax characteristics.

Unlike the management and boards of directors of the other paired-share REITs, the management of FUR has adopted a "go it alone" strategy in its approach to shareholder value maximization. In adopting this strategy, we believe that the current management has overestimated its capabilities and underestimated the experience and skills required to maximize the Company's value.

Ultimately, we believe that the current management is not objective in evaluating its abilities to manage the Company going forward.


Our Proposal for the Future

Mr. Mastandrea has accused us and other shareholders of the Company who question the Company's current management experience and strategic plan of being short-term opportunists. Speaking for Gotham, this is false. We are not seeking, nor would we accept, greenmail.  Gotham is not a short-term trading fund, nor are we risk arbitrageurs. Rather, we seek investments which offer high
rates of return over a many-year holding period.   We have learned from the
example of Warren Buffett to seek investments in great businesses managed by people whom we like, trust, and admire, which we can hold forever. Please help make First Union a permanent investment for Gotham Partners and all of FUR's shareholders.

We believe there is tremendous potential value in First Union. We urge you to unlock that value by replacing management with new leadership that is committed to utilizing the stapled-stock structure in an effective and value-enhancing manner, has relevant and credible experience, and views shareholders as an important constituency, not as an adversary.

We would like to meet with you to discuss these concerns further as well as answer any questions you may have.

Very truly yours,

Gotham Partners, L.P.
Gotham Partners II, L.P.


______________________
William A. Ackman


______________________
David P. Berkowitz





* In this letter, we use "paired-share" and "stapled-stock" interchangeably to refer to those REITs which were grandfathered under the tax law to permit their remaining "stapled" after June 30, 1983.

** An electronic text search of First Union's public filings for the previous ten years reveals that there is no other reference to FUR being a stapled-stock company in any of the Company's public filings.